Notice Dated April 25, 2022

CURIANGARDSM SIMPLIFIED RETIREMENT ANNUITY
MODIFIED SINGLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® through
Jackson National Separate Account - I

This Notice Document (“Notice”) provides certain updated information about your Curiangard Modified Single Premium Fixed and Variable Deferred Annuity contract (“Contract”), which is no longer available for purchase.
Jackson National Life Insurance Company (“Jackson”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Jackson and for Jackson National Separate Account - I (“Separate Account”) are available, free of charge, at www.jackson.com/product-literature-8.html. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call 1-800-644-4465 or send an email request to customercare@jackson.com.

Your Contract prospectus dated April 29, 2013 contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS
DEFINITIONS	1
UPDATED INFORMATION ABOUT YOUR CONTRACT	2
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT	3
APPENDIX A (FUNDS AVAILABLE UNDER THE CONTRACT)	A-1
BACK COVER PAGE	B-1

DEFINITIONS

Contract Anniversary – each one-year anniversary of the Contract’s Issue Date.

Contract Year – the succeeding twelve months from a Contract’s Issue Date and every anniversary.

For example, if the Issue Date is January 15, 2023 then the end of Contract Year 0-1 would be January 14, 2024, and January 15, 2024, which is the first Contract Anniversary, begins Contract Year 1-2.

Fund – a registered investment company in which an Investment Division of the Separate Account invests.

General Account – the General Account includes all our assets, including any Contract Value allocated to the Fixed Account, which are available to our creditors.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract’s value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

Issue Date – the date your Contract is issued.

Separate Account – Jackson National Separate Account - I. The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

UPDATED INFORMATION ABOUT YOUR CONTRACT

Fund-Related Changes
Effective April 25, 2022, the following changes were made to the Funds available under the Contract:

No Fund Changes

Ownership Changes
Effective September 13, 2021 Jackson’s parent company, Jackson Financial Inc. (“JFI”), completed its spin-off from Prudential plc and became an independent public company. Prudential plc and Athene Co-Invest Re Ltd. each hold a minority ownership interest in JFI. Prudential plc has no relation to Newark, New Jersey-based Prudential Financial Inc. Descriptions of Jackson’s ownership structure were revised in prospectuses and statements of additional information as applicable.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

	FEES AND EXPENSES			LOCATION IN PROSPECTUS
Charges for Early Withdrawals	If you withdraw premium from your Contract within 5 years following the premium payment, you may be assessed a withdrawal charge. The maximum withdrawal charge is 5% of the amount of premium withdrawn. For example, if you make a withdrawal during the first year after a premium payment, you could pay a withdrawal charge of up to $5,000 on a $100,000 investment. The withdrawal charge then gradually declines each year, until the 9th year, after which no charge is made.			Contract Charges- Withdrawal Charge
Transaction Charges	In addition to withdrawal charges, you also may be charged for other transactions, such as when you transfer cash value between investment options more than 15 times in a Contract Year, when you request an expedited delivery of your partial or complete withdrawal, or if you make a total withdrawal from your Contract after income payments have commenced under certain income options. In addition, for Contracts sold in certain states, you may be charged for premium taxes.			Contract Charges
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract Data Pages for information about the specific fees you will pay each year based on the options you have elected.
Contract Charges
	ANNUAL FEE	MINIMUM	MAXIMUM
	1. Base Contract	1.06%[1]	1.06%[1]	Contract Charges
	2. Investment options (Fund fees and expenses)	1.14%[2]	1.19%[2]	Contract Charges - Other Expenses
	3. Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.20%[3]	1.05%[3]	Contract Charges

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender (withdrawal) charges that substantially increase costs.

1.    As a percentage of average daily account value of Investment Divisions.

2.    As a percentage of average Fund net assets.

3.    The minimum fee reflects an annualized percentage of average daily account value of Investment Divisions. The maximum fee reflects an annualized percentage of the GWB.

	LOWEST ANNUAL COST: $1,999	HIGHEST ANNUAL COST: $3,100

Assumes:
•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Fund fees and expenses
•No optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

Assumes:
•Investment of $100,000
•5% annual appreciation
•Most expensive combination of optional benefits, Fund fees, and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

	RISKS		Location in Prospectus
Risk of Loss	You can lose money by investing in this Contract.		The Annuity Contract
Not a Short-Term Investment	This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.
	Withdrawal charges apply for up to 5 years following your last premium payment. To the extent they apply, they will reduce the value of your Contract if you withdraw money during that time. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon.		The Annuity Contract
Risks Associated with Investment Options
•An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options you choose.
•Each investment option (including the Guaranteed Fixed Account and the GMWB Fixed Account) has its own unique risks.
•You should review the prospectuses for the available Funds before making an investment decision.
The Annuity Contract
Insurance Company Risks
Any obligations (including under the Guaranteed Fixed Account and the GMWB Fixed Account), guarantees, and benefits of the Contract are subject to the claims-paying ability of Jackson. More information about Jackson is available upon request from Jackson by calling 1-800-644-4565.
The Fixed Account
RESTRICTIONS
Investments
•We reserve the right to charge $25 for each transfer when you transfer money between Investment Divisions in excess of 15 times in a Contract Year.
•Jackson may remove or substitute Funds as investment options available under the Contract, and may limit or suspend availability of the Fixed Account Options.
Investment Divisions

Optional Benefits
•Certain benefits may limit withdrawals or other rights under the Contract. Under certain benefits, a withdrawal could reduce the value of a benefit by more than the dollar amount of the withdrawal.
•Not all optional benefits are available through all broker-dealers and may vary by state or date of purchase.
•We may modify or discontinue an optional benefit at any time.
Access To Your Money
TAXES
Tax Implications
•Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this Contract.
•If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
•Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½.
Taxes
CONFLICTS OF INTEREST
Investment Professional Compensation	Your registered representative or other investment professionals may receive compensation for selling this Contract to you in the form of commissions, revenue sharing, and other compensation programs. Accordingly, investment professionals may have a financial incentive to offer or recommend this Contract over another investment.	Distribution of Contracts
Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only consider exchanging your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is in your best interest to purchase the new contract rather than continue to own your existing contract.	Distribution of Contracts

APPENDIX A

FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds (all Class A shares) available under the Contract, which is subject to change, as discussed in the prospectus. Certain broker-dealers selling the Contracts may limit the Investment Divisions that are available to their customers. You can find the prospectuses and other information about the Funds online at connect.rightprospectus.com/Jackson. You can also request this information at no cost by calling 1-800-644-4565 or by sending an email request to ProspectusRequest@jackson.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Fund Type	Fund and Manager* (and Sub-Adviser, if applicable) * The investment manager for each Fund is Jackson National Asset Management, LLC	Current Expenses	Average Annual Total Returns (as of 12/31/21)
			1 Year	5 Year	10 Year
	JNL Moderate Growth Allocation Fund
Allocation		1.14%	10.26%	9.70%	8.87%
	JNL Growth Allocation Fund
Allocation		1.17%	13.13%	11.73%	10.45%
	JNL Aggressive Growth Allocation Fund
Allocation		1.19%	15.42%	12.97%	11.20%

A-1

BACK COVER PAGE

The EDGAR contract identifier for the Contract is: #C000037894
B-1